May  24,  2000


Paul  Dickson
Earthramp.com
#601  -  889  West  Pender  Street
Vancouver,  BC
V6C  3B2

Dear  Mr  Dickson:

This letter will serve as the agreement between GPC Communications, a division of GPC Canada Inc. ("GPC") and Earthramp.com, ("Client") pursuant to which GPC will serve the client as its public relations/public affairs agency.

1.0     PUBLIC  RELATIONS/PUBLIC  AFFAIRS  SERVICES

We will develop for your approval, and implement a program designed to achieve your public relations and public affairs objectives. We will provide professional counselling and staff services as required to carry out these objectives. (See attached description of our proposed services.)

2.0     MUTUAL  COOPERATION

We agree to use our best efforts to make your public relations program successful. You agree to aid us in doing so by making available to us needed information pertaining to your business and to cooperate with us in expediting the work.

3.0     CHARGES  FOR  SERVICES  PERFORMED

The  terms  of  GPC's  compensation  are  outlined  in  the  Addendum.

3.1     Out-of-pocket  Disbursements

Routine out-of-pocket disbursements such as long distance telephone charges, travel, meals and significant photocopying, postage, faxes and courier distribution charges will be billed monthly at GPC's cost. A recovery fee of five per cent of monthly fees will be applied to all monthly invoices to cover such out-of-pocket expenses as incidental courier, photocopies and faxes, subscriptions and supplies, as well as word processing.

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3.2     Standard  Markup

GPC charges a markup of 20 per cent for out-of-pocket expenses involving third party vendors performing work on your behalf, but paid through GPC. Such expenses could include, but are not limited to, photography, printing, production, design, room or equipment rentals.

3.3     Approval  of  expenditures

We agree to secure your approval of expenditures in connection with your projects and activities before undertaking those projects and activities.

4.0     TERMS  OF  PAYMENT

We  will  submit  invoices  as  outlined  in  the  Addendum.

4.1     Client  agreement  to  pay

You agree to pay our invoices upon receipt. In the event payment is not made in a timely manner, GPC will be entitled to charge you a late payment penalty of two (2) per cent per month on any overdue and unpaid balance.

4.2     Collection  costs

In the event that we incur costs, disbursements and/or legal fees in an effort to collect our invoices, you agree to reimburse us for these expenses.

5.0     CANCELLATION  OF  PLANS

You have the right to modify, reject, cancel or stop any and all plans or work in process, however, you agree to reimburse us for all liabilities and expenses we incurred prior to your change in instructions, and which relate to non-cancelable commitments and to indemnify us for any liability relating to such action. We agree to use our best efforts to minimize such liabilities and expenses.

6.0     RESPONSIBILITIES  OF  AGENCY  AND  CLIENT

6.1     Agency  Responsibility  for  Releases

We shall obtain releases, licenses, permits or other authorization to use testimonials, copyrighted materials, photographs, art work or any other property or rights belonging to third parties obtained by us for use in performing services to you.

6.2     Client  Responsibility  for  Releases

You shall obtain releases, licenses, permits or other authorization to use testimonials, copyrighted materials, photographs, art work or any other property or rights belonging to third parties obtained by you which are used in performing services by you.

6.3     Client  Responsibility  for  Accuracy

You shall be responsible for the accuracy, completeness and propriety of information concerning your products and services which you furnish to us verbally or in writing in connection with the performance of this agreement.

6.4     Client  Responsibility  for  Agency's  Litigation-Related     Activities

From time to time, GPC may be called upon to respond to or assist you in connection with litigation commenced or threatened against you (for example, in responding to a document subpoena). It is understood that GPC will be entitled to staff time charges and reimbursement of expenses for services rendered to you or time spent by GPC personnel in connection with such matters. This provision shall survive the expiration or earlier termination of this agreement.

7.0     CONFIDENTIALITY

GPC acknowledges its responsibility, both during and after the term of its appointment, to use all reasonable efforts to preserve the confidentiality of any proprietary or confidential information or data developed by GPC on behalf of Client or disclosed by Client to GPC. Notwithstanding the above, GPC's obligation to maintain the confidentiality of any such information that it maintains in its possession or control shall not extend to information already in the public domain or that GPC must disclose by order of law and said obligation shall cease on the first anniversary of the termination of the agreement.

8.0     INDEMNITY

It is acknowledged that GPC cannot undertake to verify facts supplied to it by Client or factual matters included in material prepared by GPC and approved by Client. Accordingly, Client agrees to indemnify and hold harmless GPC from and against any and all losses, claims, damages, expenses (including reasonable attorneys' fees and disbursements) or liabilities which GPC may incur (i) as a result of any materials, releases, reports or information supplied to GPC by or on behalf of Client or prepared by GPC and approved by Client prior to its dissemination or broadcast; and (ii) except when attributable to GPC's failure to use due care, resulting from disputes between GPC and third parties related to and/or within the scope of this agreement. Client shall similarly indemnify and hold GPC harmless in respect to any damages arising out of the nature or use of Client's products or services. This provision shall survive the expiration or earlier termination of this agreement.

9.0     MISLEADING  PUBLIC  RELATIONS

Nothing contained in this agreement shall be deemed to require that we undertake any campaign, or prepare any public relations material or publicity, which, in our judgment, would be misleading, indecent, libelous, unlawful, or otherwise prejudicial to your interests or to ours.

10.0     TERM  AND  TERMINATION

10.1     Period  of  Agreement  and  Notice  of  Termination

This agreement shall become effective upon signing and shall continue until terminated by 60 days notice in writing given by either party to the other.

10.2     Payment  of  Purchase  and  Work  Done

Any non-cancelable materials, services, etc., we have properly committed ourselves to purchase for your account (either specifically or as part of a plan), shall be paid for by you in accordance with the provisions of this agreement. We agree to use our best efforts to minimize such liabilities immediately upon notification.
10.3     Materials  Unpaid  For

If upon termination there exists any material furnished by us or any services performed by us for which you have not paid us in full, until such time as you have paid us in full you agree not to use any such materials or the product of any such services.

11.0     EXAMINATION  OF  RECORDS

You may at any time during the term of this agreement, during normal business hours, and upon at least two (2) business days notice, examine our files and records pertaining to the handling of your account only.

12.0     GENERAL  PROVISIONS

12.1     Governing  Law

This agreement shall be governed and construed in accordance with the laws of the Province of Ontario.

12.2     Representations  and  Warranties

The parties each individually represent and warrant that each has full power and authority to enter into this agreement and to perform all of their obligations hereunder without violating the legal or equitable rights of any third party.

12.3     Notices

Written notices pertaining to this agreement by either party to the other party shall be deemed given five (5) business days from the date of postmark and mailed, postage prepaid, to the address specified above.

12.4     Assignments

Neither party shall assign, transfer or delegate its responsibilities herein to any third party without the prior written consent of the other party hereto.

12.5     Amendments

Neither this agreement nor any of the terms or conditions hereof may be waived, amended or modified except by means of a written instrument duly executed by both parties.

12.6     Captions  and  Headings

The captions and section headings used in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement or any of the provisions hereof.

12.7     Successors  and  Assigns

This agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

12.8     Entire  Agreement

Except as otherwise set forth or referred to in this agreement, this agreement constitutes the sole and entire agreement and understanding between the parties hereto as to the subject matter hereof, and supersedes all prior discussions, agreements and understandings of every kind and nature between them as to such subject matter.

13.0     REPRESENTATION  OF  CLIENT

13.1     Authorization  to  Sign  Contract

Earthramp.com represents that the undersigned is authorized to execute this Public Relations/Public Affairs agreement and the Addendum attached hereto on its behalf.

If you are in agreement with the foregoing, please sign both copies of this letter in the space provided for that purpose below and return one copy to GPC for our records.

Sincerely,

GPC  COMMUNICATIONS,  A  DIVISION  OF  GPC  CANADA  INC.


By:     __________________________________________________
Colleen  Savage

Title:     Vice  President  and  General  Manager

Date:     24  May  2000



ACCEPTED  AND  AGREED:

Earthramp.com  Inc.

By:     __________________________________________________
     Paul  Dickson

Title:     President

Date:

                               FINANCIAL ADDENDUM
                               EARTHRAMP.COM INC.

This Financial Addendum accompanies the Agreement between (Earthramp.com Inc.) ("Client") and GPC Communications, a division of GPC Canada Inc. ("GPC") in which GPC agrees to provide a range of public and investor relations services to Client beginning May 24, 2000.

COMPENSATION

Fees for services will be based on GPC's customary hourly rates, which shall not include out-of-pocket expenses. A mark-up of 20 percent will be applied to supplier invoices paid by GPC on your behalf. A recovery fee calculated at five percent of professional fees will be applied to all invoices to cover the costs of incidental courier, postage, faxes, photocopying and word processing.

GPC will invoice Client monthly for fees relating to work performed. All costs in excess of the original estimates will be submitted to Client for approval before work proceeds.

DELIVERABLES

GPC will produce and execute a comprehensive communications plan for the pre-IPO phase of Earthramp.com's business goals in 2000. The plan will be delivered by June 2, 2000 and will include strategic and tactical detail, timelines, workplan, costing for each element and an agreed method for tracking progress and results.

The preliminary strategy includes the following elements, which may be revised and adjusted as the project moves forward, with appropriate adjustments to costs if elements are added or deleted:
Branding  initiatives  to  create  awareness  of  the  company;
Media  profile  for  the  President;
Investor  relations  plans,  ongoing  advice  and  execution;
Analyst  tour  (primarily  financial  analysts);
Roadshow,  including  presentation  materials  and  collaterals;
Information  and  media  kits  for  various  audiences;
Intensive media relations to increase awareness, interest and support; Ongoing media relations in support of events, trade shows, and tours.

Out-of-pocket  expenses  will  be  estimated,  but  are  expected  to  include:
Printing and production costs associated with kits and presentations; Creative services;

Distribution  of  materials  to  key  audiences;
Meeting expenses associated with an analyst tour and roadshow (facility, equipment, refreshments);
Media  monitoring;
Other  external  market  research  requested  by  the  Client;
Long  distance  telephone;
Consultant  travel  approved  in  advance  by  the  Client.

Total fees payable to GPC for the project are agreed at $75,000 which may be decreased or increased if elements are cancelled or added. Before new elements are added to the program, an estimate of all new costs will be submitted to the Client for approval.

At a minimum, GPC will maintain ongoing liaison, coordination and client contact through the project manager, Aaron Brindle and will supply monthly activity reports that identify progress on deliverables.

Accepted  and  Agreed:

(GPC  Communications               (Earthramp.com  Inc.)
a division of GPC Canada Inc.)

By:                              By:
Colleen  Savage                    Paul  Dickson

Title:     Vice  President       Title:     President
     And  General  Manager

Date:                            Date: